

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Erxin Zeng
Chief Executive Officer
Golden Bull Ltd
707 Zhang Yang Road
Sino Life Tower, F35
Pudong, Shanghai, China 200120

      Re: Golden Bull Ltd
         Form 20-F for Fiscal Year Ended December 31, 2018
         Filed April 30, 2019
         File No. 001-38421

Dear Mr. Zeng:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects, page 65

1.   Please revise your future filings to provide a discussion of your financial condition and changes in financial condition as required by Item 303(a) of Regulation S-K and Item 5 of Form 20-F.

Key Operating Metrics, page 69

2.   We note your disclosure of the reinvestment rate of existing lenders and re-borrowing rate for existing borrowers that you have identified as Key Operating Metrics. Please provide us with the calculations for the disclosed measures and explain why you believe your calculation is appropriate to explain the reinvestment rate of lenders and the re-borrowing rate. Please also revise your future filings to clearly disclose how these measures are calculated.

Item 6. Directors, Senior Management and Employees, page 85

3.   We note disclosure on page 86 that Ms. Jing Leng has been serving as your Chief
        Financial Officer since June 25, 2018. Additionally, we also note that Ms. Leng also
        serves as the financial manager of China Rapid Finance Limited (China Rapid). Please
        tell us and revise your future filings to address the following:

        • Disclose the amount of time Ms. Leng devotes to Golden Bull Limited and any
          associated risks related to her employment with China Rapid;
        • Disclose the extent to which you deem China Rapid to be a competitor; and
        • Disclose any potential conflicts of interest and how you manage them.

Item 15. Controls and Procedures, page 105

4.   Please tell us and revise future filings to clearly identify each material weakness and to
        provide additional detail regarding how the deficiency in internal control in each material
        weakness impacted financial reporting.

5.   Please tell us how you concluded that your disclosure controls and procedures were
        effective as of December 31, 2018, considering that your internal control over financial
        reporting was not effective as of this date due to the significant deficiencies and material
        weaknesses identified. Your explanation should be comprehensive and address all of the
        components of the definition of disclosure controls and procedures. Please refer to
        Sections II.D and E of SEC Release 33-8238. If appropriate, please amend your Form 20-
        F to revise your conclusion regarding your disclosure controls and procedures.

Note 7 - Taxes, page F-19

6.   We note that you have recognized a $810,863 deferred tax asset at December 31, 2018
        related to net operating losses which can be carried forward for five years. We also note
        cumulative losses since your inception in 2015 and disclosure that you believe that a
        valuation allowance is not necessary because there will be sufficient operating income
        generated in future years. In determining the need for a deferred tax asset valuation
        allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30,
        forming a conclusion that a valuation allowance is not needed is difficult when there is
        negative evidence such as cumulative losses in recent years, which is considered a
        significant piece of negative evidence that is difficult to overcome. The weight given to
        the potential effect of negative and positive evidence should be commensurate with the
        extent to which it can be objectively verified.

        Please provide us an accounting analysis that details the specific positive and negative
        evidence you considered in determining that your deferred tax assets will more likely than
        not be realized at December 31, 2018. Your analysis should include but not be limited to:

- An analysis of your historical taxable or US GAAP income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.
- For your projections of future tax or US GAAP income, please:
  - identify the most significant inputs and assumptions,
  - provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
  - provide specific evidence which supports the inputs and assumptions, and
  - provide a sensitivity analysis using reasonably likely alternatives for key assumptions.
- An analysis comparing actual versus forecasted taxable income or US GAAP income for the interim period to date explaining the reasons for any significant differences.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Jing Leng